July 24, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:                                     Chemtura Corporation Form 10-K Annual Report
for the Year Ended December 31, 2005
File No. 1-15339

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated July 10, 2006 (the “Comment Letter”) with respect to Chemtura Corporation (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005.

Set forth below are our responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K:

Comment 1.

We note your disclosure on page 76 that cash and cash equivalents include “restricted cash that is required to be on deposit to support certain letters of credit and performance guarantees.” Based on your current disclosure, we assume that these funds are not legally restricted. Please clarify this in future filings. Refer to Section 203.02 of the Financial Reporting Codification for guidance.

Response 1.

The cash and cash equivalents balances as of December 31, 2005 and 2004 do not include any funds that are legally restricted. Any disclosures relating to restricted cash included in future filings will provide a description of the legal restrictions or a statement to the effect that the funds are not legally restricted.

Comment 2.

We note that you have classified the sale of certain assets and liabilities of your Refined Products business to Sun Capital Partners Group, Inc. (Sun) as a discontinued operation. In light of your disclosure that Sun will be manufacturing certain petroleum additives products for you, please tell us how you determined that the operations and cash flows of the Refined Products business have been eliminated from your operations as required by paragraph 42 of SFAS 144. We also note on May 15, 2006 you completed the sale of your Industrial Water Additives business and that you will continue to manufacture products in certain facilities of this business and sell products to the purchaser of your Industrial Water Additives business via a supply agreement. If you do intend to present the Industrial Water Additives business as a discontinued operation, please address the appropriateness of discontinued operations presentation in light of the supply agreement. Refer to EITF 03-13 — “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” for guidance.

Response 2.

The Company applied the criteria of paragraphs 41 and 42 of SFAS 144 and EITF 03-13 in determining the statement of income presentation of the Refined Products business as a discontinued operation. The Company concluded that:

	1.	The Refined Products business represented a component of an entity;

	2.	The operations and cash flows of that component were eliminated from the ongoing operations of the Company as a result of the disposal transaction; and

	3.	The Company does not have any significant continuing involvement in that component after the disposal transaction.

Based on the Company’s reporting structure, the Refined Products business was considered an operating segment under SFAS 131, Disclosures about Segments of an Enterprise and Related Information. As such, financial information related to operations and cash flows had historically been maintained. Although Refined Products was an operating segment under SFAS 131, it was not a reportable segment as it did not exceed any of the quantitative thresholds specified in paragraph 18 of that SFAS. However, because operational and cash flow information was available and evaluated at this level, the Company concluded that the Refined Products business met the criteria to be a component of an entity.

The Company assessed the criteria in paragraph 42 of SFAS 144, as supplemented by further guidance in EITF 03-13, to determine whether the operations and cash flow of the Refined Products business would be eliminated. In conjunction with the sale, the Company entered into supply contracts with Sun under which Sun would manufacture and supply certain products to the Company’s Petroleum Additives business. These products had been previously used and accounted for within the Petroleum Additives business.

In accordance with paragraph 4 of EITF 03-13, the Company considered both the nature and significance of the cash outflows in determining whether the cash flows after the disposal transaction were direct or indirect.  The Company concluded that based upon the fact pattern noted above, the nature of the cash flows represented a continuation of activities under paragraph 6(b) of EITF 03-13.  The Company assessed the significance of the expected cash flows from the continuation of activities noted above in accordance with paragraph 7 of EITF 03-13.  The effects of cash inflows were reviewed separately from cash outflows.  There are no revenue-generating activities for the Company as a result of these supply contracts. In reaching this conclusion, the Company concluded that the supply contracts supporting the Company’s Petroleum Additives business do not represent additional revenue generating activities of that business because those activities had been, and continue to be, accounted for within the Petroleum Additives business.  The Company found that the expected cash outflows to be paid by the Company after the sale of the Refined Products business represented approximately 12.3% of the cash flows that had been generated by the Petroleum Additives business for these products prior to the disposal transaction.  The Company does not consider this a significant amount.  Although the nature of the transaction results in a continuation of activities, the amount of those activities are not considered significant and, therefore, under paragraph 6 of EITF 03-13, the cash flows associated with the continuation of activities is considered to be indirect.  Under paragraph 4 of EITF 03-13, indirect cash flows are considered to be eliminated and the disposed component meets the criterion in paragraph 42(a) of SFAS 144 to be considered a discontinued operation.

Since the cash flows associated with the continuation of activities were deemed indirect, the Company evaluated the significant continuing involvement in the operations of the Refined Products business under item (b) in paragraph 42 of SFAS 144.  The Company found the following: (a) the Company will not have the ability to significantly influence the operating and financial policies of the Refined Products business, nor does it have any authority or interest in any of the components of the revenue or profit generating aspects of the Refined Products business; (b) under terms of the sale agreement, the Company is prohibited from competing with Sun in the Refined Products business; (c) the Company’s rights are limited to oversight rights related to monitoring the manufacture of products to protect the interests of its Petroleum Additives business, a right that would not be uncommon or unusual in similar arm’s-length arrangements; and (d)  the Company can migrate its supply requirements to other manufacturers.  The Company believes that these facts indicate that no significant continuing involvement exists with the disposed component and, therefore, the criterion in paragraph 42(b) has been met to permit classification of the disposal transaction as a discontinued operation.

As required by paragraph 13 of EITF 03-13, the Company continued to evaluate the facts and circumstances of the continuing effects of the disposal transaction.  During the year following the sale of the Refined Products business, no significant events or circumstances occurred that caused the Company to change its original assessment.

With regard to the disposition of the Industrial Water Additives business, the Company has determined that cash inflows from continuing activities exist (direct cash flows) and are significant and, therefore, the disposition transaction does not meet the criterion specified in paragraph 42(a) of SFAS 144 for presentation as a discontinued operation.

Comment 3.

We note your disclosure on page 35 that you have included losses from the sale of certain businesses in other (income) expense, net. Paragraph 45 of SFAS 144 states that gains or losses on the sale of long-lived assets that is not a component of an entity is to be included in operating profit (loss), if such subtotal is presented. As such, please tell us the components of other (income) expense, net for each period presented and address the appropriateness of your classification of such components.

Response 3.

The Company believes that it is in compliance with paragraph 45 of SFAS 144 and has included the gains or losses on the sale of all long-lived assets that are not a component of an entity that occurred after the adoption of SFAS 144 in operating profit (loss)

The significant components of other (income) expense, net are (amounts in thousands):

	2005	2004	2003	2002	2001
Interest income	$(9,421)	(5,373)	(5,746)	(4,609)	(2,942)
Accounts receivable programs	11,431	9,948	7,789	9,068	10,454
Foreign exchange (gain)/ loss	2,936	1,385	(5,430)	(5,574)	267
Minority interest	3,389	2,992	2,365	2,582	2,244
(Gain)/ loss on sale of marketable securities					1,500
Pension and other post-employment benefits, interest costs of legacy businesses	5,574	5,261	5,264	6,125	2,884
(Gain)/ loss on sales of businesses	(3,199)	(94,750)	(3,579)	35,169	17,421
Other items, individually less than $1,000	1,054
Other (income) expense, net	$11,764	(80,537)	663	42,761	31,828

The (gain)/ loss on sale of businesses relates to the sale of: the Industrial Colors business and the sale of the Company’s equity interest in the nitrile rubber joint venture in 2001; the sale of the Industrial Specialties business in 2002; and the sale of the Company’s equity interest in the Gustafson seed treatment joint venture in 2004. The (gain)/ loss on sale of businesses in 2005 and 2003 represents adjustments of the (gain)/ loss on the sale of the Industrial Colors and Industrial Specialties businesses, respectively. Paragraph 45 of SFAS 144 requires the gain or loss on the sale of a long-lived asset (disposal group) that is not a component of an entity to be included in income from continuing operations before income taxes in the statement of operations and to be included in “income from operations” if such a subtotal is presented. However, each of the businesses noted above possessed operations and cash flows that could be clearly distinguished from the Company and, therefore, each of the businesses sold represented a component of an entity, as that term is defined in paragraph 41 of SFAS 144.

The sale of Industrial Colors and the Company’s equity interest in the nitrile joint venture occurred in 2001, before the Company had adopted SFAS 144, and did not qualify for discontinued operations classification based on the then-current authoritative accounting literature.

As indicated in our response dated August 14, 2003 to the SEC’s comment letter dated July 15, 2003, the Company believes that the divestiture of the Industrial

Specialties business did not qualify for discontinued operations treatment under SFAS 144 based on paragraph 51 of that pronouncement. The Company concluded that the divestiture should continue to be accounted for in accordance with APB 30 and SFAS 121 due to the fact that the long-lived assets (disposal group) were classified as held for disposal as a result of disposal activities that were initiated prior to adoption of SFAS 144. The Company determined that the divestiture of the Industrial Specialties business would not qualify for discontinued operations treatment under APB 30.

The application of the discontinued operations criteria specified in paragraph 42 of SFAS 144 did not apply to the sale of the Company’s equity interest in the Gustafson seed treatment joint venture based on paragraph 5(d) of SFAS 144 which states that SFAS 144 does not apply to financial instruments, including investments in equity securities accounted for under the cost or equity method.

Regulation S-X, Article 5 “Commercial and Industrial Companies”, Rule 5-03, paragraph 7 defines non-operating income as follows. “State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income.” Accordingly, the Company has classified interest income as non-operating income. The Company will separately disclose interest income in the notes to its consolidated financial statements in future filings.

The accounts receivable programs are classified as non-operating expenses because the decision to sell accounts receivable is dictated by the Company’s financing requirements. These amounts are disclosed as expenses included in other (income) expense, net in the Accounts Receivable Programs note to the Company’s consolidated financial statements. This disclosure was also included in the Company’s August 14, 2003 response to a 2003 SEC comment concerning its accounting for accounts receivable programs.

The Company has also classified foreign exchange transaction (gain)/ loss in other (income) expense, net. These gains and losses result from the Company’s balance sheet exposure to foreign currency transaction gains and losses. The Company has not separately disclosed these amounts because it believes such amounts are immaterial.

Paragraph 12 of Regulation S-X, Article 5 “Commercial and Industrial Companies”, Rule 5-03 requires minority interest in income of consolidated subsidiaries to be stated as a separate non-operating component of the income statement. The Company has not separately disclosed these amounts because it believes such amounts are immaterial.

Pension and other post-employment benefits (interest costs) relate to obligations assumed in connection with the 1999 acquisition of Witco Corporation (Witco). These obligations represent pension and other post-employment benefit costs for former employees of certain Witco operations that were closed or disposed of prior to the acquisition of Witco by the Company.  Accordingly, these costs were deemed to be non-operating costs as the services provided by those employees never related to the revenues or expenses of the Company’s operations.

In its review of pension and post-employment benefit costs classified as a component of other (income) expense, net as part of the response to this comment, the Company determined certain amounts related to 2001 and 2002 were incorrectly classified. In 2002, other (income) expense, net was overstated by $1,326 thousand and selling, general and administrative expenses were understated by an equal amount.  In 2001, other (income) expense, net was understated by $2,000 thousand and cost of products sold was overstated by an equal amount. For 2002, the correction represents 0.5% of selling, general and administrative expenses, 1.6% of operating profit, 3.0% of other (income) expense, net and no impact on loss from continuing operations. For 2001, the correction represents 0.4% of gross profit, 2.0% of operating profit, 6.3% of other (income) expense, net and no impact on loss from continuing operations. The Company will reflect these changes for 2002 as a revision to its table of Selected Financial Data under Item 6 in its 2006 Form 10-K.

Comment 4.

We note that you have reflected the cash flows related to your discontinued operations as one line item within net cash (used in) provided by operations.  Please tell us how you determined such presentation is consistent with the guidance in SFAS 95.  Refer to CPCAF Alerts #90 and #98 for additional guidance.

Response 4.

We believe that our presentation in the 2005 Statement of Cash Flows is in compliance with Statement 95 and CPCAF Alerts #90 and #98.  Statement 95 requires that an entity report its cash inflows and outflows according to whether they relate to operating, investing, or financing activities.  Footnote 10 of that Statement addresses discontinued operations and states “Separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required.”

We noted that in Joel Levine’s remarks at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments, Mr. Levine indicated that several variations that are consistent with this disclosure requirement are:

	1.	Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories;

	2.	Separately identifying the cash flows related to discontinued operations within each of the three categories; and,

3.

Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before “net increase or decrease in cash and cash equivalents.”

Our cash flow presentation has been prepared consistent with Item 1 above for all periods presented.  Individual changes in cash flows representing changes occurring for continuing, as well as discontinued, businesses were consolidated and included on each individual line item presented, within each of the operating, investing and financing categories.

Also included in our cash flow presentation were: A) the loss (gain) on sale of discontinued operations; and B) net cash proceeds from the sale of businesses.  Item A represents a non-cash addition (deduction) from net income in accordance with paragraph 28 of Statement 95, adjusting net income of a business enterprise to reconcile it to net cash flow from operating activities and has been included within the operating category. Item B represents actual cash received in connection with the sale, net of expenses paid related specifically to the transaction and has been included within the investing category.  Both presentations were analogized to the presentation of the gain and proceeds on sale of facility in Example 1 in Appendix C of Statement 95.

Comment 5.

We note that your asset retirement obligations are for (a) the removal of leasehold improvements upon termination of leases at various facilities; (b) the closure of brine supply and disposal wells and waste disposal wells at the end of their useful lives; and (c) the decommissioning and decontamination of various manufacturing facilities upon closure.  Based on your current disclosure, it is unclear as to whether your estimated asset retirement obligations include all facilities and wells or whether you are currently unable to estimate the asset retirement obligation for certain facilities and wells.  In future filings, please revise your disclosure to provide the following additional information regarding your asset retirement obligations:

	•	The total number of facilities you are required to remove the leasehold improvements upon termination and the number of facilities you have not yet recognized an asset retirement obligation.

•

The total number of brine supply and disposal wells and waste disposal wells you are required to close at the end of their useful lives and the number of wells you have not yet recognized an asset retirement obligation.

	•	The total number of manufacturing facilities you are required to decommission and decontaminate upon closure and the number of facilities you have not yet recognized an asset retirement obligation.

•

For those facilities and wells that you have not yet recognized a liability, disclose why you are unable to provide for such an estimate, at what stage you will recognize an asset retirement obligation for the facility or well, and the potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term.

Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 143 and FIN 47 for guidance.

Response 5.

As of December 31, 2005, the Company implemented FIN 47, “Accounting for Conditional Asset Retirement Obligations,” and as a result the Company updated its review for all Crompton locations and included estimates for all Crompton obligations in its asset retirement obligation.  However, the Company was still evaluating the asset retirement obligations of the Great Lakes locations acquired in the merger with Great Lakes on July 1, 2005.  As of June 30, 2006, the Company completed its review of all of the Great Lakes locations and its asset retirement obligations now include estimates for all of the Company’s obligations.  As of June 30, 2006, there are no facilities or wells for which the Company believes it has an asset retirement obligation that has not been recognized.

In future filings commencing with our Form 10-Q filing for the quarter ended June 30, 2006, we will expand our disclosure substantially as follows:

The Company applies the provisions of FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47), which require companies to make estimates regarding future events in order to record a liability for asset retirement obligations in the period in which a legal obligation is created.  Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets.  The fair value is estimated by discounting projected cash flows over the estimated life of the assets using the Company’s credit adjusted risk-free rate applicable at the time the obligation is initially recorded.   In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset.  The Company also adjusts the liability for changes resulting from revisions to the timing or the amount of the original estimate.  Upon retirement of the long-lived asset, the Company either settles the obligation for its recorded amount or incurs a gain or loss.

The Company’s asset retirement obligations include estimates for all asset retirement obligations identified for its worldwide facilities.  The Company’s asset retirement obligations are primarily the result of legal obligations for the removal of leasehold improvements and restoration of premises to their original condition upon termination of leases at approximately 33 facilities, legal obligations to close approximately 97 brine supply, brine disposal, waste disposal, and hazardous waste injection wells and the related pipelines at the end of their useful lives, and decommissioning and decontamination obligations that are legally required to be fulfilled upon closure of approximately 34 of the Company’s manufacturing facilities.

The following is a summary of the change in the carrying amount of the asset retirement obligations during 20XX and 20XY, the net book value of assets related to the asset retirement obligations at 20XX and 20XY and the related depreciation expense recorded in 20XX and 20XY.

(In thousands)	20XX	20XY
Asset retirement obligation at beginning of year	$	$
Accretion expense
Other additions & revisions
Payments and write-offs
Asset retirement obligation at end of year	$	$

Net book value of asset retirement obligation assets at end of year	$	$

Depreciation expense	$	$

At 20XX, $xx million of the asset retirement obligation was included in accrued expenses and $xx million was included in other liabilities on the consolidated balance sheet. At 20XY, $xx million of the asset retirement obligation was included in accrued expenses and $xx million was included in other liabilities on the consolidated balance sheet.

Comment 6.

Please tell us why you do not believe your accounting for asset retirement obligations do not require critical accounting estimates.  If you subsequently determine that your asset retirement obligations require critical accounting estimates, please provide us with the disclosures you intend to include in future filings.  Please note that such disclosure should include the material assumptions you have made in estimating your asset retirement obligation.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response 6.

As indicated in Section 501.14 of the Financial Reporting Codification, the Company’s Critical Accounting Estimates disclosure includes accounting areas that involve estimates and assumptions that may have a material impact on reported financial conditions and operating performance and on the comparability of such reported information over different reporting periods.  The Company has not disclosed its accounting for asset retirement obligations as a critical accounting estimate because the Company does not expect changes to the assumptions and estimates used in calculating its asset retirement obligation would have a material impact on its financial condition or operating performance.  Given that the majority of the Company’s obligations are long-term in nature, changes in cost estimates and estimated lives of the long-lived assets made in the normal course of business would not materially change the fair value of the obligation.  In addition, the Company’s asset retirement obligations of $13.7 million represent less than 0.5% of total liabilities of the Company at June 30, 2006. The 2006 expected annual charges in cost of products sold related to asset retirement obligations is approximately $2.2 million which is less than 0.1% of total cost of products sold (based on 2005 pro forma adjusted cost of products sold). The 2006 expected annual charge in selling, general and administrative expense related to asset retirement obligations is approximately $0.1 million which is less than 0.01% of total selling, general and administrative expense (based on 2005 pro forma adjusted selling, general and administrative expense). The 2006 expected annual charge for depreciation expense related to asset retirement obligations is approximately $0.3 million which is less than 0.01% of total depreciation expense (based on 2005 pro forma adjusted depreciation expense). Because the total effect of asset retirement obligations represents a relatively small portion of the Company’s liabilities and costs, the Company does not believe that the impact of changes in estimates and assumptions related to such obligations would result in a material impact on the financial condition or operating performance of the Company. Accordingly, the Company does not believe its asset retirement obligations meet the criteria for disclosure as a critical accounting estimate as defined in Section 501.14 of the Financial Reporting Codification.

Comment 7.

Please tell us and disclose in future filings what the $51.4 million accrual as of December 31, 2005 for the Global Settlement Agreement covers. Based on the disclosures under the subheading, “Partially Terminated Global Settlement Agreement” and the subsequent disclosures for the other direct and indirect purchaser lawsuits, it is unclear as to what the reserve is covering. Also tell us and disclose in future filings whether the associated amount or range of reasonably possible loss in excess of accrual is material.

Response 7.

The $51.4 million accrual covers all direct purchaser antitrust claims in the rubber, EPDM and nitrile rubber civil cases in the United States, for which a reasonable estimate can be made.  The accrual represents the Company’s estimate of probable liability on these matters.  The Company periodically reviews its accruals as additional information becomes available, and may adjust its accruals based on later occurring events.  The Company is unable to estimate the reasonable possible loss in excess of the accrual as none of these claims have been reduced to judgment, nor are there any existing settlements unrelated to the settlement agreements considered in creating the existing accrual.  The amounts claimed in the various matters subject to the accrual are materially in excess of the accrual.  The remaining direct and indirect lawsuits not covered by the accrual are in the early procedural phase of litigation, and the Company cannot make any reasonable estimate of the probable liability associated with these cases.

Future filings will be revised to reflect the above disclosure.

Comment 8.	Please also tell us and disclose in future filings the amount of the reduction to the reserves and how you determined it was appropriate to reduce the reserves previously recorded.

Response 8.

In the fourth quarter of 2005, the Company entered into settlement agreements covering a majority of the U.S. rubber chemical direct purchaser claims. In management’s judgment, these actual settlements of certain U.S. rubber chemical direct purchaser claims provided the best basis for estimating the probable loss as of December 31, 2005. The settlements covered a majority of the U.S. rubber chemical activity and included several of the largest potential claimants. The Company utilized the terms of these settlement agreements in estimating the probable loss for unsettled U.S. rubber chemical direct purchaser claims and, accordingly, reduced its reserves for the period ended December 31, 2005 by $11 million dollars. The Company believes the actual settlement experience provided the best estimate of the probable loss related to unsettled U.S. rubber chemical direct purchaser claims as of the period ended December 31, 2005 and accordingly adjusted the reserve to reflect that judgment. We will revise our future filings to reflect the above disclosure.

Comment 9.

With regard to the ParaTec Elastomers Cross-Claims disclosure, we note that you have not recognized a liability for this action, as you do not believe it is probable. Please tell us and revise future filings to clarify the amount or range of reasonably possible loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response 9.

The Company believes the ParaTec cross-claims are without merit, as they relate to conduct occurring exclusively after the entity was sold. No accrual has been made because we believe the likelihood of any loss is remote.  Paragraph 10 of SFAS 5, “Accounting for Contingencies,” states that “disclosure of the contingency will be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” Since the Company believes the likelihood of a loss is remote, there is no range of reasonably possible loss to be disclosed.  We will revise our disclosures commencing with the Form 10-Q for the quarterly period ended June 30, 2006 to reflect the above disclosure.

Comment 10.

With regard to your Canadian Antitrust Actions, we note that you specifically state you have recorded an accrual for the Rubber Chemicals Settlement Agreement for the full amount. However, you make no such statement for the EPDM Settlement Agreement. Please tell us supplementally and revise future filings to clarify whether you have recorded the settlement amount, and if not, why you do not believe such amount should be recognized as of December 31, 2005.

Response 10.

The Company accrued for the EPDM settlement agreement in the third quarter of 2005 and the settlement amount was paid in the fourth quarter of 2005. The Company will revise future filings to clarify this disclosure.

Comment 11.

We note your disclosures with regard to the Conyers and Albemarle Corporation cases. In future filings, please revise your disclosure to convey what your estimated exposure for these cases is by disclosing the amount that is probable and reasonably estimable and the reasonably possible loss in excess of accrual. The disclosure may be either individual or in aggregate within your concluding paragraph. If you are unable to estimate your probable or reasonably possible loss in excess of accrual, please disclose this fact, including an explanation as to why you are unable to estimate these amounts. In addition, please include the current status of the Albemarle Corporation case.

Response 11.

Both the Conyers and Albemarle Corporation cases were cases pending against Great Lakes Chemical Corporation (“Great Lakes”) at the time of the Company’s merger with Great Lakes on July 1, 2005.  As of December 31, 2005, no amounts were accrued for these cases as the Company was still reviewing and evaluating pre-acquisition contingencies of Great Lakes.  As of June 30, 2006, the Company completed its review of the Great Lakes pre-acquisition contingencies and has accrued an estimate of probable loss in the Conyers cases of $430 thousand as well as a receivable in the same amount to reflect the probable recovery under the Company’s general liability insurance policies.  These amounts are recorded gross in the Company’s consolidated balance sheet.  With respect to the Albemarle Corporation cases, the Company believes that the possibility of loss as of June 30, 2006 is remote and accordingly no accrual of loss has been made.   The parties are currently completing the discovery phase of the cases and, in the first case mentioned, are preparing for a Markman hearing on claim construction scheduled for the fourth quarter of 2006.  With respect to both the Conyers and Albemarle Corporation cases, the Form 10-Q for the quarterly period ended June 30, 2006 will be revised to include these disclosures.

Comment 12.

Please clarify whether you are estimating and recording your loss accruals for the Conyers and OSCA cases on a gross basis or netting them with gain contingencies. In this regard, we note that for the Conyers case, you state, “[t]he Company believes that its general liability policies will adequately cover any third party claims and legal and processing fees in excess of the amounts that were recorded through December 31, 2005.” With regard to the OSCA case, we note you have recorded a liability of $9.7 million; however, the court imposed a judgment of $13.3 million plus interest against OSCA. If you are not recording your loss accruals on a gross basis, tell us your basis for net presentation. Refer to FIN 39. If you have recognized gain contingencies, please revise future filings to disclose such amounts and confirm that such amounts are probable of recovery in accordance with SFAS 5.

Response 12.

Both the Conyers and OSCA cases were cases pending against Great Lakes at the time of the Company’s merger with Great Lakes on July 1, 2005.  Please refer to our response to Comment 11 above regarding the Conyers cases.  With regard to the OSCA case, OSCA was a subsidiary of Great Lakes which was sold to BJ Services in 2002.  Since the OSCA case was pending at the time of the sale, Great Lakes and BJ Services agreed to share the costs of any judgment against OSCA.  The Company accrued an estimate of probable loss on a gross basis reflecting the terms of the cost sharing agreement with BJ Services.  The disclosure contained in the 10-Q for the period ending June 30, 2006 will be revised both to clarify the basis for the Company’s estimate of probable loss and to update the status of this case.

In connection with our response to your comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•                                          that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Vagnini at (203) 573-3339 or Jennifer Sullivan at (203) 573-2101 with any questions regarding this letter.

Very truly yours,

/s/ Karen R. Osar
Karen R. Osar

cc:	L. Schefsky
M. F. Vagnini